UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

iPASS INC.

(Name of Subject Company)

iPASS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

 46261V306

(CUSIP Number of Class of Securities)

Gary A. Griffiths

President and Chief Executive Officer

iPass Inc.

3800 Bridge Parkway

Redwood Shores, CA 94065

(650) 232-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Timothy J. Moore

Brett D. White

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by iPass Inc., a Delaware corporation (“iPass”), with the Securities and Exchange Commission on December 4, 2018, relating to a tender offer by TBR, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Pareteum Corporation, a Delaware corporation (“Parent” or “Pareteum”), to acquire all of the outstanding shares of common stock of iPass, $0.001 par value per share (the “Shares”), for 1.17 shares of Parent common stock per Share (the “Offer Price”), subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 3, 2018 (as it may be amended or supplemented, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”). The Offer to Exchange and the Letter of Transmittal are contained in the Tender Offer Statement on Schedule TO, dated December 3, 2018, filed by Pareteum with the Securities and Exchange Commission on December 4, 2018, as has been and may further be supplemented.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates or corrections as reflected below.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph on page 29 of the Schedule 14D-9 under the heading “Litigation” and replacing it with the following paragraph:

On December 12, 2018, a lawsuit was filed in the United States District Court for the Northern District of California, captioned Darrell Boswell v. iPass Inc., et al., Case No. 4:18-cv-7486 (the “Boswell Action”). The Boswell Action is brought against iPass and the five members of the iPass Board and alleges that the Schedule 14D-9 failed to disclose material information regarding the proposed transaction including certain financial projections, the valuation of Pareteum and the Merger Consideration, and certain inputs underlying the valuation analyses performed by Raymond James, which rendered the Schedule 14D-9 materially false or misleading. The causes of action set forth in the complaint are (i) a claim against all defendants for violations of Section 14(e) of the Exchange Act, as well as (ii) a claim against the members of the Board for violations of Section 20(a) of the Exchange Act. The complaint seeks, among other things, an order that the action may be maintained as a class action, injunctive relief, rescission of the Merger Agreement, damages, and an award of attorneys’ fees and expenses. iPass believes that the action is without merit. The full complaint is attached hereto as Exhibit (a)(5)(D).

Item 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Complaint filed on December 12, 2018 (Darrell Boswell v. iPass Inc., et al., Case No. 4:18-cv-7486).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2018	iPASS INC.

	By:	/s/ Gary Griffiths
Gary Griffiths
President and Chief Executive Officer

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